Exhibit 99.1

Dejour Signs $27.5 MM LOI with Singapore based Energy Co.

Creates Strategic Partnership to Develop Colorado Oil/Gas/NGL’s

Vancouver, BC, December 16, 2013 — Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announces that it has signed a Letter of Intent to create a strategic joint venture partnership with a private Singapore based energy company (‘SECO’) to develop the company’s Colorado oil and gas assets.

Upon completion of due diligence, legal documentation and requisite approvals expected prior to January 31, 2014, SECO will invest an initial sum of up to $27.5mm in 2014 and 2015 to earn an 85% share in Dejour’s interests in its Colorado properties, primarily Kokopelli, subject to certain interest claw backs available to Dejour. Following this capital investment by SECO, the partners will continue to judiciously develop the reserves on a pro rata basis.

The terms of the agreement include a capital injection to Dejour of approximately US$ 4.5mm, including cash and assumption of certain liability agreements on outstanding debt and the 100% development funding of an initial $10.5mm in capital expenditures in 2014 with a further $12mm in 2015, targeting Kokopelli, subject to certain provisions. Additionally, SECO will assume 85% of the ongoing overhead of Dejour’s U.S. operations and joint project management during the initial period. SECO will also share responsibility to maintain the other Dejour U.S. leases in good standing on a pro rata ownership basis or return them to Dejour in a timely fashion. Dejour will remain the operator of record.

“SECO shares Dejour’s value proposition relating to the company’s U.S. E&P portfolio. This partnership will bring many strategic advantages to Dejour: minimizing capital requirement in the short term, bolstering the company’s balance sheet and long term US cash flow, the provision of flexibility for Dejour to pursue new opportunities created in the current E&P landscape plus offer strategic monetizing alternatives currently not available to us,” says R.L. Hodgkinson, Dejour CEO. “The vitality and breadth of experience present in the SECO team is precisely what is required to ensure the operational success and fiscal strength to properly monetize the reserve values imbedded at Kokopelli,” he continues.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (approximately 70,000 net acres) and Peace River Arch regions (approximately 7,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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